Kw 3/9

15046458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 40756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sal Campo (415) 677-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ky 3/11

OATH OR AFFIRMATION

I, Sal Campo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO

DANITA GAIL WRIGHT-SCOTT
Commission # 1942470
Notary Public - California
San Francisco County
My Comm. Expires Jun 27, 2015

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 25 day of FEBRUARY, 20 15, by
Date *Month* *Year*

(1) SAL CAMPO

(and (2) ____________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ **Document Date:** ____________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________

CONIFER

CONIFER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******* PUBLIC COPY *******

DECEMBER 31, 2014

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

OUM &CO. LLP
ACCOUNTANTS
& BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Sole Member of
Conifer Securities, LLC

We have audited the accompanying statement of financial condition of Conifer Securities, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Conifer Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

OUM & Co. LLP

San Francisco, California
February 24, 2015

465 California St. Ste 700 San Francisco, CA 94104 | P: 415-434-3744 | F: 415-788-2260 | www.oumcpa.com

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 1,626,516
Deposits with clearing broker-dealers	850,000
Receivables from broker-dealers	728,837
Other receivables	38,732
Furniture, equipment, and software application development, net of accumulated depreciation and amortization of $2,194,256	64,259
Other assets	56,041
Receivables from related party	960,887
Receivables from Parent Company and affiliates	202,478
TOTAL ASSETS	**$ 4,527,750**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accrued expenses	$ 1,134,846
Payables to broker-dealers	249,535
Forgivable note payable to an external party	262,500
TOTAL LIABILITIES	1,646,881
MEMBER'S CAPITAL	2,880,869
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 4,527,750**

See accompanying notes to the statement of financial condition

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Conifer Securities, LLC (the "Firm") is a limited liability company organized under the laws of the State of California. The Firm is a registered broker-dealer regulated by the Financial Industry Regulatory Authority ("FINRA"), engaging in the general securities industry. The Firm commenced its operations on March 16, 1989.

Through 2014, The Conifer Group, LLC (the "Parent Company") held 100% of the ownership interests of the Firm. The Parent Company was formed as a California limited liability company on March 11, 2008 for the purpose of acting as a holding company.

On December 31, 2014, the Parent Company contributed the Firm to Conifer Financial Services LLC under an Amended and Restated Master Contribution Agreement dated May 1, 2014. Under this agreement, Conifer Financial Services LLC is the immediate new parent company of the Firm. Conifer Financial Services LLC is jointly owned by The Conifer Group, LLC and Vastardis Capital Services Holdings LP.

The Firm provides execution services on an agency basis and brokerage processing as an introducing broker-dealer to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Firm prepares its financial statements in conformity with U.S. GAAP.

Comprehensive Income

ASC 220, "Comprehensive Income" requires that an entity's change in equity (or net assets) be reported if it arises from transactions and other events having non-owner sources. Comprehensive income for the period consists solely of the Firm's net income.

Securities Transactions

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker-dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii). The Firm recognizes all income and expenses relating to security transactions on a trade-date basis, and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, and accrued expenses approximate the fair value of these financial instruments due to the short-term nature of the instruments.

The Firm records its investments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below-

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the Firm has the ability to access at the measurement date. The types of investment in Level 1 in active markets include listed equities and listed derivatives.
Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Investments in securities and securities sold short, traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the last business day of the year. Securities traded on a national securities exchange for which there was no last reported sales price on the last business day of the year are valued at the mean of the last reported bid and ask prices. Options are valued at the mean of the last reported bid and ask prices.

All Securities sold, not yet purchased included in the Statement of Financial Condition are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. For purposes of the accompanying statements of financial condition and cash flows, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks, in addition to cash amounts held at other broker-dealers in accounts that are not designated for trading or clearing deposit purposes. Deposits held by commercial banks may, at times, exceed federally insured limits. The Firm has never experienced any losses related to these balances.

Receivables from Broker-Dealers

The Firm's receivables from broker-dealers consist primarily of amounts due from other broker-dealers for trades executed and cleared by these other broker-dealers. These amounts due from other broker-dealers are typically received shortly after the accounting period in which they are recorded. The Firm has not experienced any significant uncollectible accounts receivable.

Other Receivables

Other receivables consist primarily of receivables from the Firm's clients for services. The Firm extends credit to its clients in the normal course of business and performs ongoing credit evaluations of its clients, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. As of December 31, 2014, the Firm has not recorded an allowance for doubtful accounts. The Firm has not experienced any significant uncollectible amounts.

Furniture, Equipment and Software Application Development

The cost of furniture, equipment and software application development is depreciated over the estimated useful lives of between two and ten years. Depreciation and amortization are provided using the straight-line method. The Firm's capital assets at December 31, 2014 by major category are as follows:

Computer equipment	$ 152,477
Software application development	1,965,722
Furniture and fixtures	99,032
Office equipment	41,284
Less - accumulated depreciation and amortization	(2,194,256)
Net book value	$ 64,259

Commission Income

Commission income, as well as related brokerage and clearance expenses are recorded on a trade-date basis as securities transactions occur.

Service Fee Income

Service fee income primarily includes Prime Brokerage services that are recorded on a monthly basis when the service is completed.

Interest and Dividends

Interest and dividend income primarily includes interest rebates from clearing firms and house interests that are recorded on a monthly basis as earned.

Income Taxes

The accompanying financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a limited liability company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the Firm level.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

At December 31, 2013, the Firm had two classes of Members: Equity Members and Operating Members. Equity Members have voting rights, and include the Parent Company and any other Member that may be admitted as a voting member. Operating Members are actively engaged in the business of the Firm and its affiliates. On January 1, 2014, the Operating Members sold their interests in the Firm to the Equity Member, increasing its holding to 100% of the Firm.

At December 31, 2014, The Equity Member held 100% of the member's capital and received 100% of the profits of the Firm.

NOTE 4 – FORGIVABLE NOTE PAYABLE

In March 2011, in connection with the amendment of its clearing agreement, the Firm entered into a forgivable Term Promissory Note Payable Agreement with Pershing, LLC. Under the terms of the loan agreement, the principal loan amount of $750,000 is to be forgiven over a 60-month period with interest being accrued on the rolling remaining balances at prime rate plus 350 basis points. The principal loan amount is due and payable if the Firm defaults on the conditions of the Term Promissory Note Agreement and Clearing Agreement. The monthly installment of principal (but not interest) that is forgiven and deemed paid by the Firm is recorded as an offset to commission expense. Interest is not forgiven but is paid monthly by the Firm.

At December 31, 2014, the note payable balance is $262,500. The amount of principal forgiven and recorded as a reduction of commission expense is $150,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Firm is subject to various pending and threatened legal actions which arise in the normal course of business. The Firm is not aware of any material pending or threatened litigation as of December 31, 2014.

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

The Firm has an expense sharing agreement in place with the Parent Company, whereby overhead expenses incurred by the Parent Company on behalf of the Firm are expensed as incurred (see Note 9).

NOTE 6 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2014, the Firm had net regulatory capital of $1,531,136, which was $1,421,344 in excess of its required net capital of $109,792 and its net capital ratio was 1.08 to 1.

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

NOTE 7 - PROFIT SHARING 401(k) PLAN

The Firm has adopted the Profit Sharing 401(k) Plan of The Conifer Group, LLC, which changed its name to Conifer Asset Solutions LLC 401(k) Plan October 1, 2014. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2014, employer contributions of $41,945 had been made to the Plan.

NOTE 8 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

Concentrations

Substantially all of the amounts receivable from broker-dealers are due from four broker-dealers. Cash and securities deposited with clearing brokers and dealers are held primarily by Pershing. The amounts shown as cash and cash equivalents are held by four banks and are in excess of the FDIC insured limits.

The Firm's customers consist principally of select individuals and investment advisor companies. For the year ended December 31, 2014, a single customer accounts for 14% of the Firm's total revenue, and there is no other single customer that accounts for more than 10% of the Firm's total revenue. There were three customers that account for 79% of total accounts receivable.

Credit Risk

As a securities broker-dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the accompanying financial statements.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the

carrying amount of those instruments in the accompanying financial statements. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Firm and the Parent Company have entered into an expense sharing agreement commencing on January 1, 2010, whereby the expenses associated with the facilities, administrative and support functions are allocated to the Firm on a pro-rata basis based on the benefit derived from the Firm for these activities, and the Firm reimburses the Parent Company for its share of these allocated expenses. Certain Firm expenses, such as its Sales Department, were also allocated to the Parent Company for the first time in 2014 under the same agreement, contributing to an increase in the receivable balance from the Parent Company.

The total amount of direct expenses incurred by the Firm under the expense sharing agreement for the year ended December 31, 2014 was $3,986,136, which is included in general and administrative expenses on the accompanying statement of operations. This amount is lower than 2013, due to the formation of Conifer Financial Services LLC (see Note 1), and the resultant higher revenues of that entity resulting in more expenses being allocated to that entity, and accordingly less allocated to the Firm.

The Firm has a licensing agreement with the Parent Company that grants the Firm the exclusive right to operate a trading operation that was purchased by the Parent Company in 2008. The licensing agreement calls for a fee to be paid to the Parent Company based on a portion of the net operating income of the trading operation less an allocation of overhead expenses. For the year ended December 31, 2014, the amount of this fee was $240,000. The fee is included in general and administrative expense in the accompanying statement of operations. The fee ceased on December 31, 2014 when Conifer Financial Services LLC became the new parent of the Firm.

The Firm had total amounts due from the Parent Company of $202,478 and amounts due from The Conifer Group, LLC (as Parent Company for most of the year and subsequently a related party) of $960,887 at December 31, 2014 as a result of the related party transactions detailed above. These assets are included in receivables from Parent Company and affiliates, net and in receivables from Related Party respectively, in the accompanying statement of financial condition.

Included in commission expense is $1,621,861 in commissions to a partner of the Firm, under a compensation arrangement that provides for the distribution of profits from the division that the partner oversees. At the year-end, $97,538 was unpaid and owing, and is included within accrued expenses on the Statement of Financial Condition.

NOTE 10 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 24, 2015 and has determined that there are no further material subsequent events to disclose.